FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 31, 2010

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release – RBS Holdings N.V. announces commencement date of EC restrictions

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers: 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751, and 333-149577), the registration statements on Form F-3 (Registration Numbers: 333-137691, 333-104778-01 and 333-162193) and the registration statement on Form F-4 (Registration Numbers: 333-108304) of ABN AMRO Holding N.V. and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item 1

31 August 2010

RBS HOLDINGS N.V. ANNOUNCES COMMENCEMENT DATE OF EC RESTRICTIONS

On 26 November 2009, The Royal Bank of Scotland Group plc (“RBSG”) entered into a State Aid Commitment Deed with HM Treasury of the United Kingdom government (“HM Treasury”) containing commitments and undertakings given by RBSG to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State aid provided to RBSG.

As part of these commitments, RBSG agreed that RBS Holdings N.V. (“RBSH NV”) will not pay investors any coupons on, or exercise any call rights in relation to, the hybrid capital instruments listed in the Schedule hereto (the “Affected Securities”), unless in any such case there is a legal obligation to do so, for an effective period of two years. RBSH NV and its group companies are also subject to restrictions on the exercise of call rights in relation to their other hybrid capital instruments.

RBSH NV announces that the start date for the two-year distribution restriction period in relation to the Affected Securities will be 1 April 2011.

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL:   + 44 20 7672 1758
FAX:   + 44 20 7672 1801

http://www.investors.rbs.com/investor_relations/index.cfm

Schedule

•	5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V (formerly ABN AMRO Capital Funding Trust V) (US74928K2087)

•	6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI (formerly ABN AMRO Capital Funding Trust VI) (US74928M2044)

•	6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII (formerly ABN AMRO Capital Funding Trust VII) (US74928P2074)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS Holdings N.V.
Date:	31 August 2010	By:	/s/ Pieter van der Harst
			Name:	Pieter van der Harst
			Title:	Chief Financial Officer